

Mail Stop 3561

November 16, 2010

TORM A/S
Roland M. Andersen-Chief Financial Officer
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

   Re: **Torm A/S**
      Form 20-F for the fiscal year ended December 31, 2009
      Filed June 29, 2010
      File Number: 000-49650

Dear Mr. Anderson:

   We have reviewed your response letter dated October 28, 2010 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5- Operating and Financial Review and Prospects

Assessment of Impairment of Assets, page 47

1. We note your response to our prior comment 1. However, a Form 6-K was filed
   on November 4, 2010 which indicates the following:
   - As a result of the expectations for the freight rate development for product
     tankers in the fourth quarter of 2010, TORM revises its forecast for 2010
     from an expected loss before tax of USD 40-60 million to an expected loss
     before tax of USD 75-85 million.
   - The rates for product tankers continue to be weak, and the signs of
     recovery experienced during the summer months of 2010 have not
     materialized into better rates.

   In this regard, we note both a material revision to forecasted results and a
   continued deterioration of your operating results. Accordingly, please tell us how
   management concluded that, at December 31, 2009, there was no significant
   uncertainty in such estimates and that it was not reasonably possible that a change
   in a key assumption would result in impairment. Also, in light of the November
   3, 2010 Form 6-K filing, tell us whether or not management expects to change its
   conclusion.

2. In order to enhance the relevance of financial statements to users through
   increased transparency, Paragraph 79(d) of IAS 16 encourages disclosure of
   amounts when the cost method is used and the fair value of property, plant and
   equipment is materially different from the corresponding carrying amounts of
   such assets. In this regard, due to the losses incurred in your 2009 fiscal year,
   forecasted losses for the current fiscal year and subsequent revision to such
   forecast to increase expected losses, please revise future filings to include
   disclosure indicating the amount by which the carrying amount of your vessels
   exceeds their fair value or tell us why such disclosure is not relevant or material to
   investors.

3. Please tell us why management continues to obtain third party valuations for
   vessels after determining that such information is not relevant or reliable. If
   required by your insurance company, please so state.

4. You indicate that disclosing the market values of the vessels by themselves did
   not give a complete picture of the value of your company. However, it is unclear
   why you cannot disclose the market values of the vessels along with the
   limitations of those valuations. Please advise.

5. Please provide us with a summary of the values assigned to your vessels in each of the three third party valuations. Also, clearly indicate which valuations noted limitations due to present market circumstances. In addition, tell us the reasons that management did not rely on the third party valuation that did not explicitly note a limitation on their report.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief